CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$6,506,000*	$463.88*

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
*	This additional filing fee relates solely to the additional issuance of $6,506,000 Securities (CUSIP: 06740L6Y6). A filing fee of $17.83 for the issuance of $250,000 Securities (CUSIP: 06740L6Y6) was previously paid in connection with the filing dated June 9, 2010. The new aggregate issuance amount of the Securities is $6,756,000.

Pricing Supplement dated June 21, 2010 (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

US$6,756,000

CALLABLE CMS STEEPENER NOTES DUE JUNE 24, 2025

Principal Amount: US$6,756,000 Issuer: Barclays Bank PLC (Rated AA–/Aa3) 1

Issue Price: Variable Price Re-Offer Series: Global Medium-Term Notes, Series A

Principal Protection Percentage: 100% Original Issue Date: June 24, 2010

Original Trade Date: June 9, 2010 Maturity Date: June 24, 2025, subject to Redemption at the Option of the Company (as set forth below).

CUSIP: 06740L6Y6 Denominations: Minimum denominations of US$1,000 and in integral multiples of US$1,000 thereafter.

ISIN: US06740L6Y64

Business Day: ☒ New York

☒ London

☐ Euro

☐ Other ([            ]) Business Day Convention:☒ Following

☐ Modified Following

☐ Preceding

☐ Adjusted or ☒ Unadjusted

Interest Rate Type (see Interest Rate Formula below): Day Count Convention (or Fraction):

☐ Fixed Rate

☐ Regular Floating Rate

☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☒ Other (see description in this pricing supplement)☐ Actual/360

☒ 30/360

☐ Actual/Actual

☐ Actual/365☐ NL/365

☐ 30/365

☐ Actual/366

☐ Actual/252 or Business Days/252

Reference Asset/Reference Rate: Maximum Interest Rate: 13.00%

CMS Spread: CMS Rate with a maturity of 10 years minus CMS Rate with a maturity of 2 years Minimum Interest Rate: 0.00%

Spread: N/A Initial Interest Rate: 13.00% per annum

Interest Rate Formula: For each Interest Period commencing on or after the Original Issue Date to but excluding June 24, 2011: the Initial Interest Rate

For each Interest Period commencing on or after June 24, 2011, the interest rate per annum will be equal to the product of (1) the applicable Multiplier and (2) the Reference Rate, subject to the Minimum Interest Rate and the Maximum Interest Rate.

Multiplier: For Interest Periods commencing on or after: Multiplier

June 24, 2011 4.0

Interest Payment Dates:☐ Monthly,☒ Quarterly,☐ Semi-Annually,☐ Annually,

payable in arrears on the 24th of each March, June, September and December, commencing on September 24, 2010 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period: The first Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates: For each Interest Period commencing on or after June 24, 2011, the first day of such Interest Period

Interest Determination Date: Two New York Business Days prior to the relevant Interest Reset Date

1 For further information regarding the ratings assigned to the Global Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

Redemption at the Option of the Company: We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on June 24, 2011, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price: If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount, together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent: Barclays Bank PLC

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $50 per $1,000 principal amount, or 5.00%, resulting in aggregate proceeds to Barclays Bank PLC of $6,418,200. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any related free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the relevant CMS Rates or the Reference Rate. Instead, the amount of interest payable on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) is determined by multiplying the applicable Multiplier by the difference between the CMS Rates of the two maturities identified on the cover page hereof (the Reference Rate, or “CMS Spread”), as determined on the Interest Determination Date applicable to the relevant Interest Period. Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the CMS Spread is greater than zero on the Interest Determination Date. If the CMS Spread on any Interest Determination Date is equal to or less than zero, as the interest payments on the Notes are subject to the Minimum Interest Rate of 0%, you would receive no interest payment on the related Interest Payment Date. If the CMS Spread is equal to or less than zero on every Interest Determination Date throughout the term of the Notes, then you would receive no interest payments on your Notes throughout their term. Moreover, interest payments on the Notes are subject to the Maximum Interest Rate (as and if specified on the cover page hereof). As a result, you will not benefit in any increase in the CMS Spread that results in a per annum interest rate (when such CMS Spread is multiplied by the Multiplier) that is greater than the specified Maximum Interest Rate, and the yield on such Notes may be less than the yield on a similar security based on the Reference Rate that is not subject to a Maximum Interest Rate.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date (or Early Redemption Date, if applicable), regardless of the performance of the Reference Rate. Because the Notes are our senior unsecured obligations, payment of any interest or any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the Agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

PS–1

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at a per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each Interest Period, a value for the Reference Rate is determined by calculating the CMS Spread, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof on the Interest Determination Date for that Interest Period (that is, two New York Business Days prior to the first day of the Interest Period). If the value of the second CMS Rate is greater than the first CMS Rate, the subtraction of the second CMS Rate from the first CMS Rate will result in a negative CMS Spread, and therefore a negative Reference Rate.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period, the per annum interest rate is determined by multiplying the Multiplier by the Reference Rate, determined on the Interest Determination Date applicable to the relevant Interest Period as described above, subject to the Minimum Interest Rate and the Maximum Interest Rate. Although the product of the Multiplier and the Reference Rate could be a negative number (as described above), the Minimum Interest Rate will be equal to 0%. Therefore, if the Reference Rate on any Interest Determination Date is equal to or less than zero, you would receive no interest payment on the related Interest Payment Date. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”. The per annum interest rate will also be limited to the Maximum Interest Rate specified on the cover page hereof.

PS–2

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under scenarios for the relevant CMS Rates and the Reference Rate. As set forth on the cover of this pricing supplement, the applicable CMS Spread for the Notes is the difference of the 10 Year CMS Rate minus the 2 Year CMS Rate, the Multiplier is 4, the Minimum Interest Rate is 0.00% and the Maximum Interest Rate is 13.00%. The Notes will have quarterly Interest Payment Dates, and interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

The values of the 10 Year CMS Rate and the 2 year CMS Rate in the table below have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the relevant CMS Rates or the Reference Rate. Numbers in the table below have been rounded for ease of analysis.

10 Year CMS Rate	2 Year CMS Rate	Reference Rate[1]	Interest Rate (per annum)[2]	Effective Interest Rate[5]	Interest Payment Amount (per $1,000 Note) [6]
3.00%	4.20%	–1.20%	0.00%[3]	0.00%	$0.00
4.00%	4.60%	–0.60%	0.00%[3]	0.00%	$0.00
5.00%	5.00%	0.00%	0.00%	0.00%	$0.00
6.00%	5.10%	0.90%	3.60%	0.90%	$9.00
7.00%	5.40%	1.60%	6.40%	1.60%	$16.00
8.00%	5.60%	2.40%	9.60%	2.40%	$24.00
9.00%	5.70%	3.30%	13.00%[4]	3.25%	$32.50

1.	For the Interest Period, the value of the Reference Rate is equal to the CMS Spread (the 10 Year CMS Rate minus the 2 Year CMS Rate), as determined on the related Interest Determination Date.
2.	The interest rate per annum is equal to the product of the Multiplier (4) and the Reference Rate for that Interest Period, subject to the Minimum Interest Rate and the Maximum Interest Rate.
3.	The interest rate per annum for any Interest Period shall not be less than 0.00%, the Minimum Interest Rate.
4.	The interest rate per annum for any Interest Period shall not be greater than 13.00%, the Maximum Interest Rate.
5.	The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (90/360).
6.	The interest payment amount for an Interest Payment Date equals the principal amount times the effective interest rate for the related Interest Period.

Example 1: If on the Interest Determination Date for the relevant Interest Period the value of the 10 Year CMS Rate is 7.00% and the 2 Year CMS Rate is 5.40%, the Reference Rate for the Interest Period would be 1.60% (equal to the 10 Year CMS Rate minus the 2 Year CMS Rate). In this case, the per annum interest rate for that Interest Period would be 6.40% (equal to the Reference Rate times the Multiplier of 4), and you would receive an interest payment of $16.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 6.40% × (90/360) = 1.60%

Interest Payment = $1,000 × 1.60% = $16.00

Example 2: If on the Interest Determination Date for the relevant Interest Period the value of the 10 Year CMS Rate is 4.00% and the 2 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be –0.60% (equal to the 10 Year CMS Rate minus the 2 Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 4 results in a per annum interest rate of –2.40%, which is less than the Minimum Interest Rate of 0.00%, the per annum interest rate for that Interest Period would be 0.00% (the Minimum Interest Rate), and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

PS–3

Example 3: If on the Interest Determination Date for the relevant Interest Period the value of the 10 Year CMS Rate is 9.00% and the 2 Year CMS Rate is 5.70%, the Reference Rate for the Interest Period would be 3.30% (equal to the 10 Year CMS Rate minus the 2 Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 4 results in a per annum interest rate of 13.20%, which is greater than the Maximum Interest Rate of 13.00%, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 13.00%, and you would receive an interest payment of $32.50 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 13.00% × (90/360) = 3.25%

Interest Payment = $1,000 × 3.25% = $32.50

HISTORICAL INFORMATION

The following table shows for illustrative purposes the 10 Year CMS Rate and the 2 Year CMS Rate in effect on June 7, 2010, and the hypothetical historical Interest Determination Dates listed below; the Interest Rate payable on any Interest Payment Date for the Notes, however, will be determined based on the 10 Year CMS Rate and the 2 Year CMS Rate in effect on the Interest Determination Date for the related Interest Period. The historical experience of the 10 Year CMS Rate and the 2 Year CMS Rate should not be taken as an indication of the future performance of such rates during the term of the Notes. Fluctuations in the level of the 10 Year CMS Rate and the 2 Year CMS Rate make the Notes’ effective Interest Rate difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Interest Reset Date	Interest Determination Date	10YCMS	2YCMS	10YCMS – 2YCMS
6/24/2005	6/22/2005	4.386	3.991	0.395
9/24/2005	9/22/2005	4.607	4.313	0.294
12/24/2005	12/22/2005	4.984	4.875	0.109
3/24/2006	3/22/2006	5.243	5.157	0.086
6/24/2006	6/22/2006	5.777	5.684	0.093
9/24/2006	9/21/2006	5.243	5.211	0.032
12/24/2006	12/21/2006	5.09	5.086	0.004
3/24/2007	3/22/2007	5.076	4.937	0.139
6/24/2007	6/21/2007	5.749	5.431	0.318
9/24/2007	9/20/2007	5.205	4.649	0.556
12/24/2007	12/20/2007	4.624	3.889	0.735
3/24/2008	3/20/2008	3.977	2.427	1.55
6/24/2008	6/20/2008	4.818	3.743	1.075
9/24/2008	9/22/2008	4.56	3.429	1.131
12/24/2008	12/22/2008	2.48	1.569	0.911
3/24/2009	3/20/2009	2.932	1.483	1.449
6/24/2009	6/22/2009	3.965	1.62	2.345
9/24/2009	9/22/2009	3.672	1.332	2.34
12/24/2009	12/22/2009	3.917	1.244	2.673
3/24/2010	3/22/2010	3.71	1.167	2.543
6/9/2010	6/7/2010	3.295	1.205	2.09

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

PS–4

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes. As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes in such taxable year. We intend to treat the excess of any non-contingent payments on the Notes (i.e., the initial 13% interest rate) in an accrual period in excess of the product of the comparable yield of the Notes and their adjusted issue price as a nontaxable return of principal which, in turn, will reduce the “adjusted issue price” of the Notes. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

U.S. holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to reporting obligations applicable to certain foreign financial assets with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

PS–5

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

PS–6

US$6,756,000

BARCLAYS BANK PLC

CALLABLE CMS STEEPENER NOTES DUE JUNE 24, 2025

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED MARCH 1, 2010)